UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Hill International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

431466101

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,323,554
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,323,554
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,323,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,140,255
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,140,255
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,140,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,463,809
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,463,809
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,463,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,463,809
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,463,809
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,463,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,463,809
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,463,809
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,463,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 431466101

The following constitutes the Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,323,554 Shares directly and beneficially owned by Engine Capital is approximately $8,942,224, including brokerage commissions. The aggregate purchase price of the 2,140,255 Shares directly and beneficially owned by Engine Jet is approximately $10,628,948, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,878,215 Shares outstanding, as of April 28, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

A.	Engine Capital
(a)	As of the close of business on December 8, 2017, Engine Capital directly owned 2,323,554 Shares.

Percentage: 4.5%

(b)	1. Sole power to vote or direct vote: 2,323,554
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,323,554
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D.
B.	Engine Jet
(a)	As of the close of business on December 8, 2017, Engine Jet directly owned 2,140,255 Shares.

Percentage: 4.1%

7

CUSIP NO. 431466101

(b)	1. Sole power to vote or direct vote: 2,140,255
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,140,255
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Management may be deemed to beneficially own 4,463,809 Shares.

Percentage: 8.6%

(b)	1. Sole power to vote or direct vote: 4,463,809
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,463,809
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Engine Jet since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.       Engine Investments

(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 4,463,809 Shares.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 4,463,809
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,463,809
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Engine Jet since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing member of Engine Management and Engine Investments, may be deemed to beneficially own the 4,463,809 Shares owned beneficially by Engine Management and Engine Investments.

Percentage: Approximately 8.6%

8

CUSIP NO. 431466101

(b)	1. Sole power to vote or direct vote: 4,463,809
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,463,809
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Engine Jet since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

9

CUSIP NO. 431466101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 8, 2017

Engine Capital, L.P.

By: Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By: Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

10

CUSIP NO. 431466101

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Engine Jet Capital, L.P.

Purchase of Common Stock	34,900	5.1999	11/08/17
Purchase of Common Stock	1,500	5.2000	11/09/17
Purchase of Common Stock	100	5.2000	11/10/17
Purchase of Common Stock	120,000	5.2000	11/10/17
Purchase of Common Stock	11,573	5.1978	11/13/17
Purchase of Common Stock	19,128	5.1982	11/14/17
Purchase of Common Stock	100,000	5.1500	11/14/17
Purchase of Common Stock	10,100	5.1495	11/15/17
Purchase of Common Stock	50,000	5.1000	11/15/17
Purchase of Common Stock	2,411	5.2479	11/20/17
Purchase of Common Stock	462	5.2000	11/21/17
Purchase of Common Stock	5,000	5.3000	11/22/17
Purchase of Common Stock	103,213	5.6266	11/30/17
Purchase of Common Stock	21,701	5.5327	12/01/17
Purchase of Common Stock	21,741	5.5114	12/04/17
Purchase of Common Stock	6,239	5.4909	12/05/17
Purchase of Common Stock	10,460	5.4909	12/05/17
Purchase of Common Stock	24,664	5.5039	12/06/17
Purchase of Common Stock	28,249	5.5177	12/07/17
Purchase of Common Stock	35,036	5.4916	12/08/17